Exhibit I
to
Schedule 13G
Ameriprise Financial, Inc., a Delaware Corporation, is a parent holding company. The classification and identity of the relevant subsidiaries is as follows:
Investment Company — Columbia Funds, comprised of investment companies registered under section 8 of the Investment Company Act of 1940
Investment Adviser — Columbia Management Investment Advisers, LLC is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.